Contact

www.linkedin.com/in/stefano-alva (LinkedIn)

Top Skills

Data Analysis
Python
R

Languages

Spanish (Native or Bilingual)
English (Full Professional)

Certifications

Certificate in Sustainability
Certificate in Entrepreneurship

Stefano Alva

Building a Sustainable Future
Miami, Florida, United States

Experience

Pavilion Solar

Co-Founder & CCO
September 2023 - Present (8 months)
Miami, Florida, United States

- Critical contributor to the development of EnPods, our hurricane rated modular solar canopy
- Secured American Made Solar Prize Grant
- Established Relationships with Clients and Strategic Partners to sell and distribute EnPods

Farm to Flame Energy Inc.

4 years 3 months

Chief Commercial Officer (CCO)
September 2022 - Present (1 year 8 months)
Miami, Florida, United States

Chief Financial Officer
February 2020 - October 2022 (2 years 9 months)
Pittsburgh, Pennsylvania, United States

- Utilize financial modeling to quantify the economic, social and environmental advantages of Farm To Flame's technology
- Build value maximizing financial propositions tailored to clients' energy problems
- Develop a standardized commercialization strategy that enables long term growth

Gables Engineering

Intern in Business Development
July 2018 - August 2018 (2 months)
Miami/Fort Lauderdale Area

- Developed of a project schedule that monitored and tracked the launch of a cockpit control panel
- Collaborated with design engineers to build dozens of technical sales fact sheets for avionic products

- Assisted the Vice President on a day to day basis, creating presentations and excel spreadsheets about the services and products that Gables Engineering offered, to further develop relationships with current and potential customers

Nutrisol Vite S.A.
Intern/Project Manager
June 2017 - August 2017 (3 months)
Cartago, Costa Rica

- Developed standard operating procedures for Nutrisol-Vite as it transferred to a larger warehouse
- Optimized warehouse operations by using $2+ million worth of revenue data to relocate products according their respective sales volume
- Engaged with company health representatives to comply with safety requirements
- Created an adaptable Excel program to determine product positioning in their 6500+ sqft. warehouse

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Education

Carnegie Mellon University
Master of Science - MS, Energy Science, Technology and
Policy · (2019 - 2020)

University of Wisconsin-Madison
Bachelor of Art, Economics with Mathematical Emphasis · (2015 - 2019)